Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES AND NGL SUPPLY, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	NGL Energy Partners LP				NGL Supply, Inc.
	Six Months	Year	Year	Year	Six Months	Six Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	March 31,	March 31,	March 31,	March 31,	September 30,	March 31,
	2014	2014	2013	2012	2011	2010	2010
EARNINGS:
Income (loss) from continuing operations before income taxes	$(56,676)	$49,695	$50,065	$8,465	$12,679	$(3,977)	$6,108
Loss (income) from continuing operations before income taxes attributable to noncontrolling interests	(3,410)	(1,103)	(250)	12	—	45	6
Fixed charges	67,345	91,622	66,824	9,354	2,761	597	1,149
Total earnings (loss)	$7,259	$140,214	$116,639	$17,831	$15,440	$(3,335)	$7,263

FIXED CHARGES:
Interest expense	$49,145	$58,854	$32,994	$7,620	$2,482	$372	$668
Loss on early extinguishment of debt	—	—	5,769	—	—	—	—
Portion of rental expense estimated to relate to interest (a)	18,200	32,768	28,061	1,734	279	225	481
Fixed charges	$67,345	$91,622	$66,824	$9,354	$2,761	$597	$1,149

Ratio of earnings to fixed charges	(b)	1.53	1.75	1.91	5.59	(c)	6.32

(a)         Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(b)         Due to NGL Energy Partners LP’s loss for the period, the ratio was less than 1:1 for the six months ended September 30, 2014. NGL Energy Partners LP would have needed to generate an additional $60.1 million of earnings to achieve a ratio of 1:1.

(c)          Due to NGL Supply, Inc.’s loss for the period, the ratio was less than 1:1 for the six months ended September 30, 2010. NGL Supply, Inc. would have needed to generate an additional $3.9 million of earnings to achieve a ratio of 1:1.